Exhibit 99.25

Sent via electronic delivery

March 10, 2017

Jay Frankl

Senior Managing Director, FTI Consulting

1101 K Street, NW

Washington, DC 20005

RE:	Tangoe, Inc. (Symbol: TNGO)
Nasdaq Listing Qualifications Hearings
Docket No. NQ 6171N-16

Dear Mr. Frankl:

This is to inform you that the Nasdaq Hearings Panel has determined to delist the shares of Tangoe, Inc. (the Company) from The Nasdaq Stock Market, effective at the open of business on Tuesday, March 14, 2017.

The Company was before the Panel on November 3, 2016, for failure to meet its filing obligations pursuant to Nasdaq Listing Rule 5250(c)(1). The Panel issued a decision in this matter on November 9, 2016, which is incorporated into this decision by reference. In that decision, the Panel continued the Company’s listing, conditioned upon the Company’s filing its restatements and all its delinquent reports by March 10, 2017, as well as providing periodic updates of progress toward that end.

The Company informed the Panel on March 9, 2017, that it would be unable to meet the requirements of the Panel’s decision.

Accordingly, the Panel has determined to delist the Company’s shares from the Nasdaq Stock Market, and will suspend trading in those shares effective at the open of business on March 14, 2017.

The Company may request that the Nasdaq Listing and Hearing Review Council review this decision. A written request for review must be received within 15 days from the date of this decision, and should be sent by e-mail to the Office of Appeals and Review at appeals@nasdaqomx.com. Pursuant to Nasdaq Listing Rule 5820(a), the Company must submit a fee of $10,000.00 to The Nasdaq Stock Market LLC to cover the cost of the review. Instructions for submitting the fee are on the enclosed Appeals Payment Form. Please include evidence of this payment with the e-mailed request for review by attaching a PDF copy of the wire instructions or check.

The Company should be aware that the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review this decision, it may affirm,

805 King Farm Boulevard / Rockville, Maryland 20850 USA / Nasdaq.com

modify, reverse, dismiss or remand the decision to the Panel. The Company will be immediately notified in the event the Listing Council determines that this matter will be called for review.

Should you have any questions, please do not hesitate to contact me at (240) 417-2528.

Sincerely,

Amy Horton

Hearings Advisor

Nasdaq Office of General Counsel

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